

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Edmundo Gonzalez
Chief Executive Officer
Marpai, Inc.
5701 East Hillsborough Ave., Suite 1417
Tampa, Florida 33610-5428

       Re: Marpai, Inc.
           Registration Statement on Form S-3
           Filed January 20, 2023
           File No. 333-269326

Dear Edmundo Gonzalez:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Ansart at 202-551-4511 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services

cc: Ron Ben-Bassat